

02005854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FEB 27 2002
WASH. D.C.
340
SECTION

OMB APPROVAL
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SEC FILE NUMBER
8- 23508

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNIFIED FINANCIAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. PENNSYLVANIA ST.
(No. and Street)

INDIANAPOLIS, (City) IN (State) 46204-1815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE HIGHSMITH (317) 917-7000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY NUNN & ASSOC., CPA, LLC
(Name — *if individual, state last, first, middle name*)

2545 (Address) FOXPOINTE DR STE A COLUMBUS, (City) IN (State) 47203-3299 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

OATH OR AFFIRMATION

I, STEVE HIGHSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIFIED FINANCIAL SECURITIES, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Stephen D. Highsmith, Jr.
Signature

PRESIDENT
Title

Carol J. Highsmith
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

and

INDEPENDENT AUDITORS' REPORT

and

SUPPLEMENTARY INFORMATION AND REPORT ON INTERNAL CONTROL STRUCTURE

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

Larry E. Nunn & Associates
Certified Public Accountants, L.L.C.



Member American Institute of Certified Public Accountants
Private Companies Practice Section & SEC Division
Member Indiana CPA Society


CPA
The CPA. Never Underestimate The Value.®

To the Board of Directors and
Stockholder of Unified Financial Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Unified Financial Securities, Inc. (a wholly owned subsidiary of Unified Financial Services, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. at December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Larry E. Nunn & Associates, LLC

Columbus, Indiana
January 28, 2002

Columbus
2545 Foxpointe Drive, Suite A
Columbus, IN 47203-3299
812.376.3061 Fax 812.376.3157

Plainfield
4000 Clarks Creek Road
Plainfield, IN 46168-1948
317.839.9136 Fax 317.839.9177

Seymour
419 W. Second Street
Seymour, IN 47274-2149
812.523.6726 Fax 812.523.6728

e-mail:team@nunncpas.com

Visit our website: www.nunncpas.com

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents:		
Demand deposits	$ 42,250	$ 14,120
Deposits with clearing organizations	216,094	210,867
Investments in affiliated money market funds	180,331	578,829
Total cash and cash equivalents	438,675	803,816
Investments non-affiliated mutual funds	6,600	6,600
Accounts receivable:		
Broker-dealers	16,662	22,054
Affiliated companies	23,234	-
Other	122,768	219,362
Total accounts receivable	162,664	241,416
Prepaid and sundry assets	70,519	23,599
Total Current Assets	678,458	1,075,431
Deferred income taxes	840	840
Fixed assets, net	16,092	131,095
Total Assets	$ 695,390	$ 1,207,366
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Capital lease obligation, current portion	$ 595	$ 505
Payable to broker-dealers and representatives	156,457	132,161
Accounts payable and accrued expenses	167,474	175,847
Intercompany payable	90,728	199,163
Accrued compensation	7,643	15,517
Income taxes payable-current	13,705	15,527
Total Current Liabilities	436,602	538,720
Capital lease obligation, long-term portion	454	1,049
Total Liabilities	437,056	539,769
Stockholder's Equity:		
Common stock, no par value, 2,000 shares authorized, 1,800 issued, and outstanding	1,800	1,800
Accumulated deficit	(5,050,293)	(4,641,030)
Additional paid-in capital	5,306,827	5,306,827
Total Stockholder's Equity	258,334	667,597
Total Liabilities and Stockholder's Equity	$ 695,390	$ 1,207,366

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Investment advisory services	$ 270,796	$ 36,267
Brokerage and brokerage services	1,967,554	2,404,224
Administrative and support services	91,962	38,854
Trust and retirement services	39,951	71,100
Other	41,911	68,173
Total revenue	2,412,174	2,618,618
Cost of Sales:		
Investment advisory	249,147	61,912
Trailing commissions expense	128,479	140,635
Fund administration	17,344	7,315
Brokerage operating charges	1,237,279	1,465,336
Total cost of sales	1,632,249	1,675,198
Gross profit	779,925	943,420
Expenses:		
Employee compensation and benefits	378,518	511,976
Occupancy	19,822	56,513
Depreciation and amortization	18,159	27,350
Other	500,511	671,064
Total expenses	917,010	1,266,903
Loss from operations	(137,085)	(323,483)
Other Income (Expense):		
Loss on sale of asset	(27)	(962)
Interest income (expense)	11,773	(10,306)
Total other income (expense)	11,746	(11,268)
Net Loss	$ (125,339)	$ (334,751)

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE -				
December 31, 1999	$1,000	$5,057,627	$(4,434,118)	$ 624,509
Transfers	800	249,200	127,839	377,839
2000 Net loss	-	-	(334,751)	(334,751)
BALANCE -				
December 31, 2000	1,800	5,306,827	(4,641,030)	667,597
Transfers	-	-	(283,924)	(283,924)
2001 Net loss	-	-	(125,339)	(125,339)
BALANCE -				
December 31, 2001	$1,800	$5,306,827	$(5,050,293)	$ 258,334

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(125,339)	$(334,751)
Adjustment to reconcile net income to net cash used by operating activities:		
Provision for depreciation	18,159	27,350
Income tax payable	-	12,600
Deferred income taxes	-	(840)
Loss on disposal of fixed assets	27	962
(Increase) decrease in operating assets:		
Receivable from affiliated companies	(8,114)	2,758
Accounts receivable	106,790	(105,896)
Prepaid and sundry assets	(46,920)	(3,078)
Increase (decrease) in operating liabilities:		
Payable to broker-dealers	(14,290)	(63,506)
Accounts payable and accrued expenses	8,018	133,397
Intercompany payables	(107,985)	(35,448)
Accrued compensation	(7,875)	(12,106)
Net cash used by operating activities	(177,529)	(378,558)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(8,216)	(34,036)
Proceeds for sale of fixed assets	-	500
Merger of Commonwealth Investment Services and Ameriprime Securities into Securities	105,034	375,504
Investment in affiliated equity mutual funds	-	(3,300)
Net cash provided by investing activities	96,818	338,668
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital lease	(505)	(396)
Transfer of capital lease	-	1,950
Dividend-transfer of cash and assets	(283,925)	-
Net cash provided (used) by financing activities	(284,430)	1,554
CHANGE IN CASH AND CASH EQUIVALENTS	(365,141)	(38,336)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	803,816	842,152
END OF YEAR	$ 438,675	$ 803,816
SUPPLEMENTARY INFORMATION		
Interest paid during year	$ 894	$ -

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2001 and 2000

Note 1—NATURE OF OPERATIONS

Unified Financial Securities, Inc. ("Securities"), an Indiana corporation, is a wholly owned subsidiary of Unified Financial Services, Inc. (Financial). Securities is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. During 2000, Securities' name was changed from Unified Management Corporation.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clearing Revenue and Commissions

Clearing revenue and commissions are recorded on the settlement date of the related security transaction. This does not materially differ from recording commissions based upon the trade date.

Depreciation

Depreciation of fixed assets including capital leased equipment is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Assets were acquired late in December 1999 in connection with Securities move to new office space. These assets were put in service in 1999.

Income Taxes

Securities is included in the consolidated income tax returns filed by Financial. Consolidated income tax expense is allocated based upon each entity's proportionate share of income, expenses, and credits.

Statement of Cash Flows

For purposes of the statement of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents. The deposit with clearing organizations is restricted. FDIC does not insure funds in mutual fund money market accounts.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3—COMMITMENTS

Financial has operating leases expiring in 2008 for office facilities and equipment. Such obligations are allocated between Unified Fund Services, Inc. (Fund) and Securities (Fund is a wholly owned subsidiary of Financial). The leases include clauses for adjustment of operating costs and real estate taxes that are not reflected as part of the minimum obligation.

Note 3—COMMITMENTS (Continued)

The aggregate minimum rental commitments required under operating leases and noncancellable subleases for office space and equipment at December 31, 2001 were as follows:

Year Ended December 31	Lease Commitments
2002	$ 193,386
2003	193,386
2004	203,345
2005	203,345
Thereafter	406,688
Total	$1,200,150

Securities allocation of rent expense was $19,822 and $48,454 for the years ended December 31, 2001 and 2000, respectively.

Note 4—TRANSACTIONS WITH RELATED PARTIES

Financial, Securities and Fund share leased office facilities, equipment, and administrative services. Fund pays the expenses and charges the other entities. These expenses are allocated based upon estimated usage. The allocation of expenses for Securities was $200,000 and $375,000 for 2001 and 2000, respectively. The unpaid reimbursement expenses and advances result in receivables.

At December 31, 2001 and 2000, Securities had a payable to Fund of $35,953 and $57,355, respectively.

At December 31, 2001 and 2000, Securities had a payable to Financial of $33,824 and $120,196, respectively.

At December 31, 2001 and 2000, Securities had a receivable from Health Financial, Inc., an affiliated company of $50 and $-0-, respectively.

At December 31, 2001 and 2000, Securities had a payable to Fiduciary Counsel, an affiliated company of $17,838 and $19,023, respectively.

At December 31, 2001 and 2000, Securities had a payable to Unified Investment Services, Inc., an affiliated company of $ 0 and $2,588, respectively.

At December 31, 2001 and 2000, Securities had a receivable from Unified Trust Company, National Association, an affiliated company of $399 and $0, respectively.

At December 31, 2001 and 2000, Securities had a payable to Unified Banking Company, an affiliated company of $3,562 and $0, respectively.

At December 31, 2001 and 2000, Securities maintained demand deposit accounts at a sister corporation in the amount of $42,009 and $41,390, respectively.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2001 and 2000

Note 5—EMPLOYEE BENEFIT PLANS

Financial provides a defined contribution retirement benefit that covers substantially all employees of the consolidated companies. During 2001 and 2000, no contributions were made to this plan.

Financial also maintains a 401(k) Plan and matches the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution.

Note 6—FIXED ASSETS

Fixed assets at December 31, consisted of:

	2001	2000
Fixed assets:		
Equipment	$ 19,444	$ 179,584
Leasehold improvements	5,916	7,500
Furniture and fixtures	7,917	10,590
Auto	-	35,638
Total fixed assets	33,277	233,312
Accumulated depreciation	(17,185)	(102,217)
Fixed assets, net	$ 16,092	$ 131,095

Note 7—CASH SEGREGATED UNDER FEDERAL REGULATION

Pursuant to the Securities and Exchange Commission's Rule 15c3-3, Securities calculates its reserve requirement and segregates cash and/or securities for the exclusive benefit of the customers on a periodic basis. The reserve requirements calculated by Securities were $-0- at each of December 31, 2001 and 2000. Balances segregated in excess of reserve requirements are not restricted.

Note 8—LEGAL PROCEEDINGS

On November 15, 2001, an arbitration was filed against Unified and certain other defendants (Martin and Diane Saniski v. Unified Financial Securities, Inc., Hackett Associates, Inc., Donald Friedman, Louis Aarons and Cliff Cardine, NASD Arbitration No. 01-05465). The claimants in such action opened a joint account with Unified into which they deposited restricted shares of PMC Sierra common stock registered to Martin Saniski. Apparently for estate and income tax planning purposes, claimants sought to transfer a portion of the shares to an account belonging to Diane Saniski only, and then transfer the shares to a charitable remainder trust, which then would sell the shares. The entire sequence of transfers took a little less than 60 days to complete. During such 60-day period, the market price of the PMC Sierra shares declined. Claimants allege that they placed an order to sell the PMC Sierra shares with the individual financial planner with whom they were dealing (an individual who is not a registered agent of Unified), but that the order was not executed. Claimants request at least $6.5 million in compensatory damages. Management believes, upon consultation with counsel, that the claims are without merit and intends to defend the action vigorously. Unified has filed cross claims against the other defendants in this arbitration and also has filed a claim against Hackett Associates, Inc., pursuant to its agreement with Hackett Associates, Inc., for reimbursement of Unified's expenses to defend this matter.

Note 8—LEGAL PROCEEDINGS (continued)

We are a party to various other lawsuits, claims and other legal actions arising in the ordinary course of business. While the outcome of these matters currently is not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on Unified's financial position, results of operations or cash flows.

Note 9—NET CAPITAL REQUIREMENTS

Securities is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires Securities to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $50,000 at December 31, 2001 and 2000, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2001, Securities had net capital of $107,637, which was $57,637 in excess of its required net capital of $50,000, and a net capital ratio of 4.06 to 1. At December 31, 2000, Securities had net capital of $426,961 that was $376,961 in excess of its required net capital of $50,000, and a net capital ratio of 1.179 to 1.

Note 10—MAJOR CLIENT

Fee revenues from major clients during 2001 and 2000 were approximately 15 % and 17% of total revenue. The account receivable balance from these major clients was $25,228 and $72,653 at December 31, 2001 and 2000, respectively.

Note 11—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Securities' financial instruments at December 31, 2001 and 2000.

	2001		2000	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$438.7	$438.7	$810.4	$810.4
Receivables	162.7	162.7	234.8	234.8
Financial liabilities:				
Payables				
Trade	167.5	167.5	175.8	175.8
Broker-dealer	156.5	156.5	132.2	132.2

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, trade receivables, trade payables and broker-dealer payables: The carrying amounts approximate fair value because of the short maturity of those instruments.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Schedule A

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION OF NET CAPITAL
Years Ended December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total stockholder's equity	$ 258,333	$ 667,596
Deductions and/or charges:		
Membership in exchanges	-	-
Accounts receivable	-	-
Aged fail-to-deliver	-	-
Other deductions	(127,099)	(276,567)
Net capital before haircuts on securities positions	131,234	391,029
HAIRCUTS ON SECURITIES		
Common stock	-	-
Money market investments	4,597	12,568
Other	19,000	4,000
	23,597	16,568
NET CAPITAL	$ 107,637	$ 374,461
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$ 436,664	$ 538,652
TOTAL AGGREGATE INDEBTEDNESS	$ 436,664	$ 538,652
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $50,000 for 2001 and 2000)	$ 50,000	$ 50,000
Excess net capital	$ 57,637	$ 324,461
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 63,971	$ 320,595
Ratio: Aggregate indebtedness to net capital	4.06 to 1	1.44 to 1

No material differences exist between the above computation and the computation in Securities' unaudited FOCUS Report (Form-X-17A-5).

See accompanying notes and independent auditors' report.

Schedule B

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2001

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$-0-
Market value of securities in transfer in excess of 40 calendar days	-0-
Total credit balances	-0-
DEBIT BALANCES	
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-0-
RESERVE COMPUTATION	
Excess of total debits over total credits	-0-
REQUIRED DEPOSIT	$-0-

No material differences exist between the above computation and the computation in Securities' unaudited FOCUS Report (Form x-17A-5).

See accompanying notes and independent auditors' report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
Year Ended December 31, 2001

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
	A. Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None

See accompanying notes and independent auditors' report.

Larry E. Nunn & Associates
Certified Public Accountants, L.L.C.



Member American Institute of Certified Public Accountants
Private Companies Practice Section & SEC Division
Member Indiana CPA Society


CPA
The CPA. Never Underestimate The Value.®

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Board of Directors and
Stockholder of Unified Financial Securities, Inc.

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc. (Company), a wholly-owned subsidiary of Unified Financial Services, Inc.), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Columbus
2545 Foxpointe Drive, Suite A
Columbus, IN 47203-3299
812.376.3061 Fax 812.376.3157

Plainfield
4000 Clarks Creek Road
Plainfield, IN 46168-1948
317.839.9136 Fax 317.839.9177

Seymour
419 W. Second Street
Seymour, IN 47274-2149
812.523.6726 Fax 812.523.6728

e-mail:team@nunncpas.com

Visit our website: www.nunncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.



Larry E. Nunn & Associates,
Certified Public Accountants, L.L.C.
Columbus, Indiana
January 28, 2002

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

SCHEDULE OF SECURITIES INVESTOR PROTECTION

CORPORATION ASSESSMENT AND PAYMENT

for

The Year Ended December 31, 2001

and

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholder of Unified Financial Securities, Inc.

INDEPENDENT AUDITORS' REPORT

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of assessment payment of Unified Financial Securities, Inc. to the Securities Investor Protection Corporation for the year ended December 31, 2001. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17a-5 for the period January 1, 2001 to December 31, 2001, with the amounts reported in the General Assessment Reconciliation, Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the accompanying schedule were not determined in accordance with Form SIPC-7 and its applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Unified Financial Securities, Inc. taken as a whole.

Columbus, Indiana
January 28, 2002

UNIFIED FINANCIAL SECURITIES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENT AND PAYMENT
Year Ended December 31, 2001

GENERAL ASSESSMENT	$150
PAYMENT MADE ON ASSESSMENT:	
Payments:	150
Total payments and credits	150
AMOUNT DUE	$-0-

SIPC collection agent to whom payments were mailed -

National Association of Securities Dealers

See independent auditors' report.